

June 19, 2012

<u>Via E-mail</u>
Mr. Nishon Petrossian
President
Great Idea Corp.
2724 Otter Creek Ct 101
Las Vegas, NV 89117

> **Re: Great Idea Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 30, 2012**
> **File No. 333-180761**

Dear Mr. Petrossian:

We have reviewed your amendment and your letter dated May 29, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   In this letter, references to our "prior" comments refer to the comments we issued to you by letter dated May 15, 2012. Notwithstanding your abbreviated response to prior comment 2, it does not appear that you properly addressed all seven bullet point examples we identified in that comment. You will expedite our review by responding directly to each part of our numbered comments. For example, please address the following points:

- Please revise your registration statement fee table to refer to the "Amount to be Registered," meaning the number of shares of common stock which you are registering, instead of the "Dollar amount to be registered," as you indicate currently. See prior comment 2, first bullet point.

- On your prospectus cover page, your heading, "1,000,000 minimum and 4,000,000 Shares of Common Stock, $0.025 per share," remains incomplete. Please revise this heading to clarify that you are conducting a minimum-maximum offering for between 1,000,000 and 4,000,000 shares of your common stock. See prior comment 2, second bullet point.
- We were unable to locate your response to the last bullet point of prior comment 2. In Amendment No. 1, you indicate at pages 24, 27 and 30 that you filed a Form 8-A registration statement "concurrently with this registration statement," but no record of such filing exists. You also refer to your Form 8-A registration statement on page 14. Please revise to clarify when you intend to file a Form 8-A registration statement, or remove the references from your disclosure.

Dilution, page 17

2.   We note your response to the fifth bullet point of comment 2 in our letter dated May 15, 2012. In particular, we note your disclosure that if you sell the maximum of 4,000,000 shares in this offering, your net book value will be $93,935. You indicate on page 6 that currently the company has 8,000,000 shares outstanding. If you issued an additional 4,000,000 shares, you would have 12,000,000 shares outstanding. That implies a net book value per share of approximately $0.008 (the quotient of $93,935 and 12,000,000). The difference between the offering price of $0.025 per share and this net book value per share of $0.008 is $0.017, not $0.015, as you indicate on pages 14 and 17. Please check these numbers for accuracy and revise.

3.   We note your response to comment 5 in our letter dated May 15, 2012. Please revise your tabular disclosure at pages 3 and 16 to clarify that the $1,500 escrow agent fee will also be deducted from your offering proceeds, as you indicate in the revised text on the prospectus cover page and at pages 5 and 8.

Financial Statements, page 31

4.   We note that you have updated your filing to include financial statements as of and for the three months ended March 31, 2012. Please modify your presentation to include cumulative financial information (from your inception date through March 31, 2012) on pages 43 and 45 to comply with FASB ASC 915-225-45-1, also to include a comparative balance sheet (as of the end of your recently completed fiscal year) on page 42 to comply with Rule 8-03 of Regulation S-X.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher (Staff Accountant) at (202) 551-3706 or Karl Hiller (Accounting Branch Chief) at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or, in her absence, Timothy S. Levenberg (Special Counsel) at (202) 551-3707 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director